January 10, 2007

Mail Stop 4561

Charles R. Poole
President and Chief Executive Officer
GlobalSCAPE, Inc.
6000 Northwest Parkway, Suite 300
San Antonio, TX 78249

> **RE: GlobalSCAPE, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2006**
> **File number 333-139401**
>
> **Forms 10-K and 10-K/A for the year ended December 31, 2005**
> **Filed March 9, 2006 and May 3, 2006**
> **Forms 10-Q for the three month periods ending March 31, 2006,**
> ** June 30, 2006, and September 30, 2006**
> **Amendment to Form 10-Q for the Three month period ending**
> ** September 30, 2006**
> **File number 0-30617**

Dear Mr. Poole:

We have limited our review of your filing to those issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Where You Can Find More Information, page 23

1. Please see General Instruction VII(D)(1)(c) to Form S-1 regarding eligibility to use incorporation by reference. Since it appears that GlobalSCAPE's common stock fits within the definition of "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act of 1934, GlobalSCAPE is not eligible to incorporate by reference any required disclosure from filed reports but must include that required information in the text of the prospectus. Please revise or otherwise advise.

Part II
Item 17. Undertakings, page II-4

2. Item 512(g) of Regulation S-B was recently amended in Release No. 33-8591. Accordingly, it appears as though the undertakings related to Rule 430B or 430C would be required in your registration statement. Please revise your undertakings as appropriate or advise.

Exhibit 5.1
Opinion of Jackson Walker LLP

3. The fourth paragraph of this opinion states that the common shares being offered are "duly authorized and legally issued" however only 3,866,720 shares have been issued and the remaining 1,352,000 shares are issuable upon exercise of warrants. Revise the opinion to reflect the different status of the shares.

Forms 10-K and 10-K/A
Item 9A. Controls and Procedures, page 51

4. We note that management concluded that your "disclosure controls and procedures were not effective as of December 31, 2005, at the reasonable assurance level, because of the error made in the reporting of revenue from maintenance and support." Please revise to provide a materially complete description of the material weakness resulting from the error referenced above. Also, disclose the steps taken to remediate the material weakness. Your subsequent periodic reports should be revised to reflect similar disclosure.

5. We refer you to the immediately preceding comment. Please revise to disclose who discovered the material weakness to your disclosure controls and procedures, when the material weakness occurred, when the material weakness was discovered and the circumstances that led to the discovery of the material weakness. Also, please expand your disclosure to discuss any impact this material weakness has had on your financial statements and any restatements that

have occurred as a result. Your subsequent periodic reports should be revised to reflect similar disclosure.

6. We note that your Chief Executive Officer and Chief Financial Officer certified, in their Rule 13a-14(a) certifications, that based on their knowledge, "the financial statements, and other financial information included in [your filings], fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in [your reports]." We also note the disclosure on page 51 that your "management has concluded that the restated consolidated financial statements included in this Annual Report on Form 10-K/A present fairly, in all respects, the financial position, results of operation and cash flows of GlobalSCAPE in conformity with accounting principles generally accepted in the United States of America." Given the material weakness discussed in your disclosure, disclose why you believe that the financial statements for the fiscal period covered by your reports "fairly present in all material respects the financial condition, results of operations and cash flows of GlobalSCAPE." Your subsequent periodic reports should be revised to reflect similar disclosure.

Form 10-QSB for the period ended March 31, 2006

Item 4. Controls and Procedures, page 17

7. We note that there were no significant changes in your internal control over financial reporting "except for the aforementioned issue relating to recognition of deferred revenue and the additional changes to the internal controls to address the capturing and reporting of deferred revenue." Please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Also, upon revising your disclosure, please expand your discussion regarding the changes to your internal control over financial reporting. For example, provide a materially complete description of the changes, when they changes were first undertaken and when the changes will be completed. Also, your disclosure should identify the party or parties responsible for creating and implementing the referenced initiatives. Similar revisions should be made to your subsequent quarterly report.

8. We refer you to the immediately preceding comment. In particular, we note that you disclose that there have been no "*significant* changes in [y]our internal control over financial reporting . . ." (emphasis added). However, Item 308(c) and Rule 13a-15(d) requires that the company disclose "any" change in its internal control over financial reporting. All future reports should reflect changes

in your internal control over financial reporting in this manner. Please confirm your understanding.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551- 3853, Jeffrey Werbitt, the Senior Attorney, at (202) 551- 3456, or me at (202) 551- 3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Steven Jacobs
      Jackson Walker LLP
      112 East Pecan Street, Suite 100
      San Antonio, TX 78205
      Facsimile no. (210) 978-7790